Exhibit 99.1

PRESS RELEASE

CENTOGENE Sets Mission to Enable the Cure of 100 Rare Diseases Within the Next 10 Years

Highlights strategic priorities to lead data-driven insights creation for rare diseases at its Virtual Investor Event

•	Company outlines significant value creation potential to contribute to the diagnosis of rare diseases and to enable the development of novel therapeutics

•	Focuses on leveraging its unique rare disease-centric Bio/Databank to accelerate orphan drug development in partnership with bio-/pharmaceutical companies

•	Clear priorities set for therapeutic disease areas, focusing on rare neurological (CNS) and metabolic disorders

•	Mid-term targets set to reach 1 million patients in Bio/Databank and 10 full disease models for rare disease R&D partnering

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, June 22, 2021 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, will hold its first Virtual Investor Event, presented by its newly formed executive team.

Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE, stated, “Over the past 15 years, CENTOGENE has built a unique expertise and has become the leading data-driven insights provider purely focused on rare genetic diseases. We are now embarking on our next growth phase – enabling the cure of 100 rare diseases within the next 10 years. This represents the potential to significantly contribute to reducing the burden of rare diseases.”

“This next chapter is powered by our unparalleled genomics knowledge, the world’s largest rare disease-centric Bio/Databank, global footprint, and strong established network of physicians, partners, and patients. Together with our AI and multiomic tools, this puts us at the focal point of precision medicine for genetically linked rare diseases – driven by the ability to unlock the complexities of patients’ biology to diagnose, understand, and treat these diseases effectively. As the rare disease market is vast and often overlooked, and as our capabilities will contribute significantly to the sector, we believe that this new focus will offer substantial possibilities for value creation.”

Diagnose. Understand. Treat.

Founded in 2006, CENTOGENE has long been known for its expertise in the field of rare disease genetics – helping over 600,000 patients and building a rare disease-centric Bio/Databank. Aspiring to reduce the heavy burden of rare diseases through data-driven insights, the Company has established itself as the leading partner of choice for patients, physicians, and pharma partners.

At the Virtual Investor Event, the Company will announce its strategic multi-pronged approach to diagnose, understand, and treat rare diseases by finding, connecting, and investigating patients and their biology from around the world.

Strategic Priorities to Accelerate the Discovery, Development, and Access to Orphan Drugs

•	Focus on building the Company’s Bio/Databank with multimodal data for prioritized disease areas; mid-term target of over 1 million patients

•	Further establish multiomic platform to overcome the diverse challenges of diagnostics, patient identification, clinical trials, and drug discovery and development

•	Develop 10 full disease models, including cell lines within the mid-term

•	Partner in therapeutic focus areas, including two major strategic partnership deals towards enabling therapy development within the next years

•	Initial priority diseases in the areas of metabolic and neurological disorders include Gaucher and genetic Parkinson’s disease.

While the Company continues to drive targeted innovation, its priorities remain the same: investing and building its Diagnostics and Pharma segments to transform the science of clinical and genetic data into medical solutions for rare disease patients.

In both of CENTOGENE’s core business segments, the Company has established unique positioning and has laid the foundation for growth and impact expected in the near-, mid-, and long-term. Leveraging its rare disease expertise while expanding technology capabilities, CENTOGENE is confident about its path to enabling the cure of 100 rare diseases.

Register for the Virtual Investor Event

The Company will be hosting the Virtual Investor Event today, June 22, 2021, at 9:00 a.m. - 11:00 a.m. EDT / 3:00 p.m. - 5:00 p.m. CEST. To register visit: https://www.centogene.com/virtual-investor-event.html

Participants may also access the conference call by dialing U.S. toll free +1 855 979 6654 or U.K. +44 (0) 800 640 6441 up to 10 minutes prior to the start of the call and by providing the conference ID number 182810. Other participant dial-in numbers can be found on the event’s registration page.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact:

CENTOGENE

Lennart Streibel

Investor Relations

investor.relations@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com